SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q23 Earnings Call October 31 st , 2023

This presentation was prepared by Ambev S A ..(“ or “ for the exclusive use in the earnings conference call of the third quarter of 2023 3 Q 23 This presentation should not be considered as a complete document and should be analyzed together with the Company’s quarterly information form ( for the third quarter and the respective press release, both available on the U S Securities and Exchange Commission SEC and the CVM website This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature This presentation is not intended to be comprehensive, or to contain all the information that Ambev’s shareholders might need No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business Organic growth and normalized numbers are presented applying constant year over year exchange rates to exclude the impact of the movement of foreign exchange rates Unless stated, percentage changes in this press release are both organic and normalized in nature Whenever used in this document, the term “ refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance Comparisons, unless otherwise stated, refer to the third quarter of 2022 3 Q 22 Values in this release may not add up due to rounding

2Q23 Recap Continued focus on operational leverage in H2 Short term points of attention: Brazil industry evolution & Argentina operating environment 1 2

Continued focus on operational leverage in H2 Short term points of attention: Brazil industry evolution & Argentina operating environment

3Q23 Highlights 3Q23 (org vs 9M23 (org vs +19% +44% +210 bps +560 bps Cash Flow from Operating Activities +R$1.8b (nominal) +31% ex-ARG Norm. EBITDA Net Revenue Gross Margin EBITDA Margin +22% +40% +230 bps +400 bps +R$1.9b (nominal)

Beer Premium and super premium volume + low teens vs LY Value volume - 40’s% Premium and super premium market share

Beer Volume NR/hl EBITDA - 1.1% +6.8% +34.7% EBITDA Mg% +720 bps

NAB Volume NR/hl EBITDA +2.8% +2.3% +0.9% EBITDA Mg% - 100 bps

Volume NR/hl EBITDA +13.6% +7.6% +62.3% EBITDA Mg% +940 bps vs LY (org) CAC

Volume NR/hl EBITDA - 9.4% +91.4% +93.9% EBITDA Mg% +360 bps vs LY (org) LAS

Volume NR/hl EBITDA EBITDA Mg% vs LY (org) - 13.1% +6.7% +3.5% CANADA +310 bps

Annualized GMV +30% vs LY BEES customer on marketplace +80% SKU / POC +21% vs LY Awareness +25% vs LY MAU 4.7 M GMV +8% vs LY

Historic Net Revenue organic growth 28% 36% 21% 16% 19% 20% 19% 22% 26% 20% 19% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 24% 24% 9% -2% 10% 18% 11% 27% 40% 34% 44% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Historic EBITDA organic growth

Historic EBITDA Margin organic growth -110 bps -260 bps -310 bps -570 bps -220 bps -40 bps -210 bps 160 bps 310 bps 300 bps 560 bps 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23

Normalized Profit Normalized Profit 3Q22 1.0 Normalized EBITDA - 0.1 D&A 0.4 Financial Results - 0.5 Income Taxes 0.0 Others Normalized Profit 3Q23 3.2 4.0 +25.1% R$ billions

Cash Flow from Operating Activities 3Q22 1.0 Before change in Working Capital 0.5 Change Working Capital Cash Generated from Operations 0.3 Income Tax and Social Cont. 0.0 Others 3Q23 6.1 7.6 7.9 +30% R$ billions

Q&A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer